UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Rockwell Medical, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

774374102
(CUSIP Number)

DAVID S. RICHMOND
RICHMOND BROTHERS, INC.
3568 Wildwood Avenue
Jackson, Michigan 49202
(517) 435-4040

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Richmond Brothers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,183,152
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,183,152
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,183,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON RBI Private Investment I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,841
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 164,841
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON RBI PI Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,841
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 164,841
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Richmond Brothers 401(k) Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,087
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,087
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON David S. Richmond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 341,253
	8	SHARED VOTING POWER 5,245,489
	9	SOLE DISPOSITIVE POWER 341,253
	10	SHARED DISPOSITIVE POWER 5,245,489
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,586,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Matthew J. Curfman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,684
	8	SHARED VOTING POWER 5,251,624
	9	SOLE DISPOSITIVE POWER 40,684
	10	SHARED DISPOSITIVE POWER 5,251,624
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,292,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Norman J. Ravich Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,400
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 44,400
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Norman and Sally Ravich Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,500*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 18,500*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

*Consisting of 18,500 Shares underlying certain call options.

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Alexander Coleman Ravich 1991 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Alyssa Danielle Ravich 1991 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Mark H. Ravich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 467,650*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 467,650*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 467,650*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON IN

* Includes 88,500 Shares underlying certain call options.

CUSIP NO. 774374102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, no par value (the “Shares”), of Rockwell Medical, Inc., a Michigan corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 30142 Wixom Road, Wixom, Michigan 48393.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Richmond Brothers, Inc., a Michigan corporation (“Richmond Brothers”), which serves as the investment advisor to certain managed accounts (the “Separately Managed Accounts”);

(ii)	RBI Private Investment I, LLC, a Delaware limited liability company (“RBI PI”);

(iii)	RBI PI Manager, LLC, a Delaware limited liability company (“RBI Manager”), which serves as the manager of RBI PI;

(iv)	Richmond Brothers 401(k) Profit Sharing Plan, an employee benefit plan organized under the laws of Michigan (the “RBI Plan”);

(v)	David S. Richmond, who serves as Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan;

(vi)	Matthew J. Curfman, who serves as President of Richmond Brothers and a trustee of the RBI Plan;

(vii)	Norman J. Ravich Irrevocable Trust, a Minnesota trust (the “NJR Trust”);

(viii)	Norman and Sally Ravich Family Trust, a Minnesota trust (the “NSR Trust”);

(ix)	Alexander Coleman Ravich 1991 Irrevocable Trust, a Minnesota trust (the “ACR Trust”);

(x)	Alyssa Danielle Ravich 1991 Irrevocable Trust, a Minnesota trust (the “ADR Trust” and together with the NJR Trust, NSR Trust and ACR Trust, the “Ravich Trusts”); and

(xi)	Mark H. Ravich, who serves as the trustee of each of the Ravich Trusts.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Group Agreement, as defined and described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Richmond Brothers, RBI PI, RBI Manager, the RBI Plan and Messrs. Richmond and Curfman is 3568 Wildwood Avenue, Jackson, Michigan 49202. The address of the principal office of each of Mr. Ravich and the Ravich Trusts is 600 South Highway 169, Suite 1660, St. Louis Park, Minnesota 55426.

CUSIP NO. 774374102

(c)           The principal business of Richmond Brothers is serving as a registered investment advisor and is the investment advisor to the Separately Managed Accounts. The principal business of RBI PI is investing in securities.  The principal business of RBI Manager is serving as the manager of RBI PI. The principal business of the RBI Plan is investing in securities.  The principal occupation of Mr. Richmond is serving as Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan.  The principal occupation of Mr. Curfman is serving as President of Richmond Brothers and a trustee of the RBI Plan.  The principal business of the Ravich Trusts are holding, managing and distributing the property of the respective trusts and the proceeds therefrom.  Mr. Ravich serves as the trustee of the Ravich Trusts and is the President of TriStar Management, Inc. Messrs. Richmond and Curfman constitute the sole executive officers, directors and stockholders of Richmond Brothers.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Richmond, Curfman and Ravich are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares held in the Separately Managed Accounts and purchased by each of RBI PI, the RBI Plan, the NJR Trust, the ACR Trust and the ADR Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 5,183,152 Shares held by the Separately Managed Accounts is approximately $30,834,159, excluding brokerage commissions.  The aggregate purchase price of the 164,841 Shares owned directly by RBI PI is approximately $1,099,401, excluding brokerage commissions. The aggregate purchase price of the 34,087 Shares owned directly by the RBI Plan is approximately $239,020, excluding brokerage commissions. The aggregate purchase price of the 44,400 Shares owned directly by the NJR Trust is approximately $239,316, excluding brokerage commissions.  The aggregate purchase price of the 25,000 Shares owned directly by the ACR Trust is approximately $181,750, excluding brokerage commissions.   The aggregate purchase price of the 25,000 Shares owned directly by the ADR Trust is approximately $183,000, excluding brokerage commissions.

The Shares purchased by Mr. Richmond were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 204,662 Shares beneficially owned by Mr. Richmond, including 28,096 Shares directly owned by his spouse, 147 Shares directly owned by his daughter and 7 Shares directly owned by his son, is approximately $890,826, excluding brokerage commissions.

The Shares purchased by Mr. Curfman were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 75,069 Shares beneficially owned by Mr. Curfman, including the 34,385 Shares directly owned by his spouse, is approximately $466,289, excluding brokerage commissions.

CUSIP NO. 774374102

The Shares and call options purchased by Mr. Ravich were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions.  The aggregate purchase price of the 284,750 Shares owned directly by Mr. Ravich is approximately $2,056,400, excluding brokerage commissions.  The aggregate purchase price of the call options exercisable into 70,000 Shares owned directly by Mr. Ravich is approximately $85,000, excluding brokerage commissions.

The call options purchased by the NSR Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions.  The aggregate purchase price of the call options exercisable into 18,500 Shares owned directly by the NSR Trust is approximately $23,775, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe that the Issuer remains significantly undervalued in large part due to the Issuer’s poor corporate governance practices and operational missteps by the Issuer’s management team and Board of Directors (the “Board”). The Reporting Persons believe that the Issuer has a significant opportunity to capitalize upon Triferic, the Issuer’s revolutionary FDA approved iron maintenance drug; however, the Reporting Persons are concerned that stockholders’ ability to profit from such opportunity may be jeopardized by the Issuer’s incumbent leadership team. The Reporting Persons intend to engage in discussions with the Issuer’s management team, the Board, stockholders of the Issuer and other interested parties regarding the Issuer’s capital allocation, corporate governance (including Board composition), operations, strategic plans and other means to enhance stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 774374102

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 51,527,711 Shares outstanding as of October 28, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2016.

A.	Richmond Brothers

(a)
As of the close of business on February 20, 2017, 5,183,152 Shares were held in the Separately Managed Accounts.  As the investment advisor to the Separately Managed Accounts, Richmond Brothers may be deemed the beneficial owner of the 5,183,152 Shares held in the Separately Managed Accounts.

Percentage: Approximately 10.1%

(b)	1. Sole power to vote or direct vote: 5,183,152
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,183,152
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Richmond Brothers through the Separately Managed Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	RBI PI

(a)	As of the close of business on February 20, 2017, RBI PI beneficially owned 164,841 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 164,841
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 164,841
4. Shared power to dispose or direct the disposition: 0

(c)	RBI PI has not entered into any transactions in the securities of the Issuer during the past sixty days.

C.	RBI Manager

(a)	As the manager of RBI PI, RBI Manager may be deemed the beneficial owner of the 164,841 Shares owned by RBI PI.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 164,841
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 164,841
4. Shared power to dispose or direct the disposition: 0

(c)	RBI Manager has not entered into any transactions in the securities of the Issuer during the past sixty days.

CUSIP NO. 774374102

D.	RBI Plan

(a)	As of the close of business on February 20, 2017, the RBI Plan beneficially owned 34,087 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 34,087
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 34,087
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by the RBI Plan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Mr. Richmond

(a)
As of the close of business on February 20, 2017, Mr. Richmond beneficially owned 204,662 Shares, including 28,096 Shares directly owned by his spouse, 147 Shares directly owned by his daughter and 7 Shares directly owned by his son. As the Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan, Mr. Richmond may also be deemed the beneficial owner of the (i) 5,183,152 Shares held in the Separately Managed Accounts, (ii) 164,841 Shares owned by RBI PI and (iii) 34,087 Shares owned by the RBI Plan.

Percentage: Approximately 10.8%

(b)	1. Sole power to vote or direct vote: 341,253
2. Shared power to vote or direct vote: 5,245,489
3. Sole power to dispose or direct the disposition: 341,253
4. Shared power to dispose or direct the disposition: 5,245,489

(c)
Mr. Richmond has not entered into any transactions in the securities of the Issuer during the past sixty days.  The transactions in the securities of the Issuer through the Separately Managed Accounts and by the RBI Plan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Curfman

(a)
As of the close of business on February 20, 2017, Mr. Curfman beneficially owned 75,069 Shares, including 34,385 Shares directly owned by his spouse. As the President of Richmond Brothers and a trustee of the RBI Plan, Mr. Curfman may also be deemed the beneficial owner of the (i) 5,183,152 Shares held in the Separately Managed Accounts and (ii) 34,087 Shares owned by the RBI Plan.

Percentage: Approximately 10.3%

(b)	1. Sole power to vote or direct vote: 40,684
2. Shared power to vote or direct vote: 5,251,624
3. Sole power to dispose or direct the disposition: 40,684
4. Shared power to dispose or direct the disposition: 5,251,624

(c)
Mr. Curfman has not entered into any transactions in the securities of the Issuer during the past sixty days.  The transactions in the securities of the Issuer through the Separately Managed Accounts and by the RBI Plan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 774374102

G.	NJR Trust

(a)	As of the close of business on February 20, 2017, the NJR Trust beneficially owned 44,400 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 44,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 44,400
4. Shared power to dispose or direct the disposition: 0

(c)	The NJR Trust has not entered into any transactions in the securities of the Issuer during the past sixty days.

H.	NSR Trust

(a)	As of the close of business on February 20, 2017, the NSR Trust beneficially owned 18,500 Shares, representing Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 18,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,500
4. Shared power to dispose or direct the disposition: 0

(c)	The NSR Trust has not entered into any transactions in the securities of the Issuer during the past sixty days.

I.	ACR Trust

(a)	As of the close of business on February 20, 2017, the ACR Trust beneficially owned 25,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 0

(c)	The ACR Trust has not entered into any transactions in the securities of the Issuer during the past sixty days.

CUSIP NO. 774374102

J.	ADR Trust

(a)	As of the close of business on February 20, 2017, the ADR Trust beneficially owned 25,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 0

(c)	The ADR Trust has not entered into any transactions in the securities of the Issuer during the past sixty days.

K.	Mr. Ravich

(a)
As of the close of business on February 20, 2017, Mr. Ravich directly beneficially owned 354,750 Shares, including 70,000 Shares underlying certain call options.  In addition, as the trustee of each of the Ravich Trusts, Mr. Ravich may be deemed the beneficial owner of the (i) 44,400 Shares owned by the NJR Trust, (ii) 18,500 Shares beneficially owned by the NSR Trust, (iii) 25,000 Shares owned by the ACR Trust and (iv) 25,000 Shares owned by the ADR Trust.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 467,650
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 467,650
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Mr. Ravich during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

(d)
Other than the clients of the Separately Managed Accounts for which Richmond Brothers acts as the investment advisor, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 774374102

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 20, 2017, the Reporting Persons entered into a Group Agreement (the “Group Agreement”) pursuant to which the Reporting Persons agreed, among other things, to (i) engage in discussions with the Issuer regarding means to enhance stockholder value and the corporate governance of the Issuer and (ii) the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

NSR Trust has purchased exchange-listed call options referencing an aggregate of 10,000 Shares, which have an exercise price of $6.00 per Share and expire on May 19, 2017.

NSR Trust has purchased exchange-listed call options referencing an aggregate of 8,500 Shares, which have an exercise price of $7.00 per Share and expire on May 19, 2017.

Mr. Ravich has purchased exchange-listed call options referencing an aggregate of 30,000 Shares, which have an exercise price of $6.00 per Share and expire on May 19, 2017.

Mr. Ravich has purchased exchange-listed call options referencing an aggregate of 20,000 Shares, which have an exercise price of $7.00 per Share and expire on May 19, 2017.

Mr. Ravich has purchased exchange-listed call options referencing an aggregate of 20,000 Shares, which have an exercise price of $8.00 per Share and expire on May 19, 2017.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Group Agreement, dated February 20, 2016.

CUSIP NO. 774374102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2017

Richmond Brothers, Inc.

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Chairman

RBI Private Investment I, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	RBI PI Manager, LLC

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	Richmond Brothers 401(k) Profit Sharing Plan

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Trustee

/s/ David S. Richmond
David S. Richmond

/s/ Matthew J. Curfman
Matthew J. Curfman

CUSIP NO. 774374102

Norman J. Ravich Irrevocable Trust

By:	/s/ Mark H. Ravich
	Name:	Mark H. Ravich
	Title:	Trustee

Alexander Coleman Ravich 1991 Irrevocable Trust

By:	/s/ Mark H. Ravich
	Name:	Mark H. Ravich
	Title:	Trustee

Alyssa Danielle Ravich 1991 Irrevocable Trust

By:	/s/ Mark H. Ravich
	Name:	Mark H. Ravich
	Title:	Trustee

Norman and Sally Ravich Family Trust

By:	/s/ Mark H. Ravich
	Name:	Mark H. Ravich
	Title:	Trustee

/s/ Mark H. Ravich
Mark H. Ravich

CUSIP NO. 774374102

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase / Sale

RICHMOND BROTHERS, INC.

(Through the Separately Managed Accounts)

Sale of Common Stock	(63)	6.5310	12/19/2016
Sale of Common Stock	(206)	6.4701	12/20/2016
Purchase of Common Stock	300	6.5833	12/20/2016
Sale of Common Stock	(74)	6.2670	12/21/2016
Purchase of Common Stock	1,592	6.2792	12/21/2016
Purchase of Common Stock	764	6.2915	12/21/2016
Purchase of Common Stock	955	6.2989	12/21/2016
Sale of Common Stock	(14)	6.2536	12/22/2016
Purchase of Common Stock	140	6.3500	12/22/2016
Sale of Common Stock	(46)	6.3959	12/23/2016
Sale of Common Stock	(71)	6.3985	12/23/2016
Purchase of Common Stock	759	6.5801	12/23/2016
Purchase of Common Stock	30	6.5900	12/23/2016
Purchase of Common Stock	789	6.3380	12/28/2016
Purchase of Common Stock	940	6.3396	12/28/2016
Purchase of Common Stock	58	6.5869	12/29/2016
Purchase of Common Stock	64	6.5900	12/29/2016
Purchase of Common Stock	2,137	6.5419	12/30/2016
Sale of Common Stock	(448)	6.4038	01/03/2017
Purchase of Common Stock	303	6.6000	01/05/2017
Purchase of Common Stock	759	6.6023	01/05/2017
Purchase of Common Stock	893	6.7277	01/06/2017
Purchase of Common Stock	155	6.4425	01/09/2017
Purchase of Common Stock	155	6.4520	01/09/2017
Sale of Common Stock	(285)	6.2721	01/13/2017
Purchase of Common Stock	518	5.7959	01/17/2017
Sale of Common Stock	(1,090)	5.8037	01/17/2017
Sale of Common Stock	(93)	5.8540	01/17/2017
Purchase of Common Stock	833	6.0084	01/17/2017
Purchase of Common Stock	696	5.7561	01/18/2017
Purchase of Common Stock	347	5.7813	01/18/2017
Purchase of Common Stock	523	5.7272	01/19/2017
Purchase of Common Stock	853	5.8512	01/19/2017
Purchase of Common Stock	906	5.5215	01/20/2017
Purchase of Common Stock	901	5.5725	01/20/2017
Purchase of Common Stock	450	5.5799	01/20/2017
Purchase of Common Stock	179	5.5853	01/20/2017
Purchase of Common Stock	662	5.2558	01/23/2017
Purchase of Common Stock	1,521	5.2673	01/23/2017
Purchase of Common Stock	387	5.1600	01/24/2017

CUSIP NO. 774374102

Purchase of Common Stock	388	5.1621	01/24/2017
Purchase of Common Stock	306	5.5566	01/25/2017
Sale of Common Stock	(1,615)	5.5700	01/25/2017
Purchase of Common Stock	401	5.6016	01/25/2017
Purchase of Common Stock	73	5.6268	01/25/2017
Purchase of Common Stock	474	5.4900	01/26/2017
Purchase of Common Stock	474	5.4917	01/26/2017
Purchase of Common Stock	361	5.5381	01/26/2017
Sale of Common Stock	(227)	5.3688	01/27/2017
Purchase of Common Stock	275	5.4618	01/27/2017
Purchase of Common Stock	912	5.4835	01/27/2017
Purchase of Common Stock	272	5.5122	01/27/2017
Purchase of Common Stock	931	5.3569	01/30/2017
Purchase of Common Stock	186	5.3621	01/30/2017
Purchase of Common Stock	1,013	5.3982	01/30/2017
Sale of Common Stock	(80)	5.4480	01/30/2017
Purchase of Common Stock	100	5.4560	01/30/2017
Purchase of Common Stock	362	5.5317	01/30/2017
Purchase of Common Stock	1,000	5.5867	01/31/2017
Purchase of Common Stock	528	5.7014	01/31/2017
Purchase of Common Stock	182	5.7183	01/31/2017
Purchase of Common Stock	235	5.7325	01/31/2017
Purchase of Common Stock	175	5.7331	01/31/2017
Purchase of Common Stock	5,102	5.9401	02/01/2017
Purchase of Common Stock	4,166	5.9463	02/03/2017
Purchase of Common Stock	3,305	5.9865	02/03/2017
Purchase of Common Stock	7,335	5.9948	02/03/2017
Purchase of Common Stock	58	6.0040	02/03/2017
Sale of Common Stock	(270)	6.1178	02/03/2017
Purchase of Common Stock	880	6.1250	02/03/2017
Purchase of Common Stock	800	6.1250	02/03/2017
Purchase of Common Stock	339	6.1399	02/03/2017
Purchase of Common Stock	1,661	6.0578	02/06/2017
Sale of Common Stock	(200)	6.0581	02/06/2017
Purchase of Common Stock	1,000	6.1822	02/06/2017
Purchase of Common Stock	327	6.1060	02/07/2017
Purchase of Common Stock	2,258	6.1250	02/07/2017
Purchase of Common Stock	164	6.0814	02/08/2017
Purchase of Common Stock	812	6.1633	02/08/2017
Sale of Common Stock	(287)	6.1350	02/09/2017
Purchase of Common Stock	159	6.1427	02/09/2017
Purchase of Common Stock	154	6.1690	02/09/2017
Purchase of Common Stock	259	5.8103	02/10/2017
Purchase of Common Stock	370	5.8308	02/10/2017
Purchase of Common Stock	84	5.8499	02/10/2017
Purchase of Common Stock	170	5.8702	02/10/2017
Purchase of Common Stock	95	5.9000	02/10/2017
Purchase of Common Stock	48	5.9000	02/10/2017
Purchase of Common Stock	845	5.9226	02/10/2017
Purchase of Common Stock	339	5.9301	02/10/2017
Purchase of Common Stock	338	5.9022	02/13/2017

CUSIP NO. 774374102

RICHMOND BROTHERS 401(K) PROFIT SHARING PLAN

Sale of Common Stock	(56)	6.5305	12/19/2016
Purchase of Common Stock	247	5.3168	01/23/2017
Purchase of Common Stock	248	5.3168	01/23/2017
Purchase of Common Stock	267	5.3168	01/23/2017
Purchase of Common Stock	268	5.3168	01/23/2017
Purchase of Common Stock	123	5.9000	02/09/2017
Purchase of Common Stock	152	5.9000	02/09/2017
Purchase of Common Stock	2,338	5.8911	02/13/2017
Purchase of Common Stock	1,105	5.8911	02/13/2017

MARK H. RAVICH

Purchase of Common Stock	850	6.0100	01/13/2017
Purchase of Common Stock	470	5.9700	02/09/2017